Exhibit 99.1

North America’s Railroad

NEWS RELEASE

CN to Invest $95 Million in Manitoba to Ensure the Fluidity and Safety of its

Network While Minimizing Greenhouse Gas Emissions

The Company is increasingly optimistic about the economic recovery and these investments will help meet the demand and future needs of customers.

MONTREAL, June 17, 2021 – CN (TSX : CNR) (NYSE : CNI) announces plans to invest approximately C$95 million in Manitoba in 2021 as part of CN’s C$3 billion capital investment plan across its network. In Manitoba, CN’s investment will focus on technology, and infrastructure maintenance to enhance safety and the fluidity of its network.

“Our consistent and proactive infrastructure investment strategy and the essential work of our employees and supply chain partners are what enable CN to keep the economy moving safely and smoothly year after year. Safety is a core value at CN and we will continue to invest in our track and in technology to support our overall network capacity and provide our customers with safe and reliable service. As we look to the future, we are excited about the opportunity to do even more for our customers, employees, communities and shareholders through our end-to-end, pro-competitive combination with Kansas City Southern, which will connect North America and build the premier railway for the 21st Century.”

•	James Thompson, Vice-President, Western Region at CN

“Our government salutes CN for its commitment to rail safety and the fluidity of its network while minimizing pollution. We will continue to support green projects that keep Canadians safe, stimulate the economy, and ensure that our rail network remains one of the most efficient and secure rail transportation systems in the world. This announcement will help create good middle-class jobs and help move goods efficiently to market, and people to their destinations.”

•	The Honourable Omar Alghabra, Minister of Transport, Government of Canada

“Our government recognizes the importance of railways in the province’s economic development. Railways provide highly-skilled jobs, they provide a means for Manitobans to deliver their products to the global marketplace, and are key transport links for many Manitobans. We are committed to furthering railway safety and continue to work collaboratively with organizations and industry partners to ensure safe and reliable infrastructure for the movement of essential goods.”

•	The Honourable Ron Schuler, Minister of Infrastructure, Government of Manitoba

Maintenance program highlights include:

•	Replacing 29 miles of rail;

•	Installing approximately 118,000 new railroad ties;

•	Rebuilding 17 road crossing surfaces; and

•	Maintenance work on bridges, culverts, signal systems, and other track infrastructure

Manitoba in numbers:

•	Capital investments: More than $610 million in the last five years

•	Employees: approximately 2,400

•	Railroad route miles operated: 864

•	Community partnerships: $536,000 in 2020

•	Local spending: $759 million in 2020

•	Cash taxes paid: $37 million in 2020

CN’s overall investment plan reflects CN’s determination to play an important role in the economic recovery and to be part of the climate solution. By creating a more fluid and more efficient network, we encourage the use of rail for long haul transportation, leading to reduced emissions. CN is one of only three Canadian companies listed on CDP’s prestigious Climate A List. To learn more on how CN is building for a sustainable future please visit www.delivering-responsibly.cn.ca/ .

The proposed end-to-end merger between CN and Kansas City Southern will create a transportation network across North America, enhancing competition, spurring economic growth and delivering benefits to the local communities in which both railroads operate. The transaction will provide an enhanced platform for growth, capital investment, and job creation. Together with KCS, CN’s industry-leading commitment to science-based climate targets and a faster, safer network will result in a cleaner connected continent.

To learn more about the CN-KCS combination, please visit www.connectedcontinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’s operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’s results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’s Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

ParticipantsThis news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:

Media	Investment Community
Mathieu Gaudreault	Paul Butcher
Senior Advisor	Vice-President
Media Relations	Investor Relations
1-833-946-3342 media@cn.ca	(514) 399-0052 investor.relations@cn.ca